Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 8, 2025, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2024. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.
Non-GAAP and Other Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with the Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements or Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2024. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation First Quarter 2025 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that enable the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will prioritize lighter commodities as we continue to invest in new infrastructure and expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation First Quarter 2025

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2025	2024	Change
Revenue	2,282	1,540	742
Net revenue(1)	1,343	912	431
Operating expenses	226	189	37
Gross profit	928	730	198
Adjusted EBITDA(1)	1,167	1,044	123
Earnings	502	438	64
Earnings per common share – basic (dollars)	0.80	0.74	0.06
Earnings per common share – diluted (dollars)	0.80	0.73	0.07
Cash flow from operating activities	840	436	404
Cash flow from operating activities per common share – basic (dollars)	1.45	0.79	0.66
Adjusted cash flow from operating activities(1)	777	782	(5)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.42	(0.08)
Capital expenditures	174	186	(12)
Change in Earnings ($ millions)
Results Overview
Earnings in the first quarter of 2025 increased by $64 million compared to the prior period. Significant factors impacting the quarter by segment include:
•Pipelines: Positive impacts from Pembina acquiring a controlling ownership interest in Alliance following the Alliance/Aux Sable Acquisition (as defined below) and higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system, partially offset by lower net revenue on the Cochin Pipeline.
•Facilities: Positive impacts from Pembina acquiring a controlling ownership interest in Aux Sable following the Alliance/Aux Sable Acquisition, partially offset by lower share of profit from PGI primarily due to unrealized losses on interest rate derivative financial instruments.
•Marketing & New Ventures: Positive impacts from the Alliance/Aux Sable Acquisition, combined with higher WCSB NGL margins and NGL volumes, as well as higher revenue from risk management and physical derivative contracts. This was partially offset by a share of loss from Cedar LNG due to unrealized losses on interest rate derivative financial instruments and lower Aux Sable NGL margins.
•Corporate and Income Tax: Higher income tax expense due to increased current-year earnings and an adjustment in the tax basis of an investment in partnership in 2024, higher net finance costs largely due to higher interest expense, and higher incentive costs.
Further details and additional factors impacting the segments are discussed in the table below and in the "Segment Results" section of this MD&A.
Pembina Pipeline Corporation First Quarter 2025 3

Changes in Results for the Three Months Ended March 31
Net revenue(1)
$431 million increase, largely due to the acquisition of Enbridge Inc.'s interests in the Alliance, Aux Sable, and NRGreen joint ventures (the "Acquirees"), completed on April 1, 2024 (the "Alliance/Aux Sable Acquisition"), in which Pembina acquired a controlling ownership interest in the Acquirees, resulting in a change from the equity method of accounting to being fully consolidated on April 1, 2024. The first quarter of 2025 includes $327 million in consolidated net revenue related to Alliance and Aux Sable as wholly-owned entities including an increase in revenue on the Alliance Pipeline due to higher demand on seasonal contracts. The Marketing & New Ventures Division had increased net revenue from contracts with customers, largely due to higher WCSB NGL margins and NGL volumes. Additionally, lower unrealized losses on renewable power purchase agreements and crude oil-based derivatives and unrealized gains on NGL-based derivatives, as well as higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system, contributed to the increase in net revenue.

These results were partially offset by lower net revenue on the Cochin Pipeline ($37 million) primarily due to lower tolls on new contracts, which replaced long-term contracts that expired in mid-July 2024. This was combined with lower Aux Sable NGL margins, lower realized gains on crude oil-based derivatives and higher realized losses on NGL-based derivatives in the Marketing & New Ventures Division, as well as lower recoverable power costs.

Operating expenses
$37 million increase, primarily due to operating expenses from Alliance and Aux Sable now being fully consolidated, and higher environmental costs as the first quarter of 2024 included a recovery related to the Northern Pipeline system outage, partially offset by lower recoverable power costs resulting from the lower power pool price during the period. The first quarter of 2025 includes $34 million in operating expenses related to Alliance and Aux Sable as wholly-owned entities.

Cash flow from operating activities
$404 million increase, primarily driven by an increase in earnings adjusted for items not involving cash, change in non-cash working capital, and lower taxes paid due to a lower installment base for 2025 as compared to 2024 and timing of tax payments. This was partially offset by lower distributions from equity accounted investees and higher net interest paid, both largely a result of the Alliance/Aux Sable Acquisition, combined with a decrease in payments collected through contract liabilities.

Adjusted cash flow from operating activities(1)
Consistent with prior period. Higher current income tax expense was largely offset by the increase in cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid.

Adjusted cash flow from operating activities per common share – basic (dollars)(1)
$0.08 decrease, primarily due to the factors impacting adjusted cash flow from operating activities, discussed above, as well as an increase in outstanding common shares following the conversion of subscription receipts into common shares, concurrent with the closing of the Alliance/Aux Sable Acquisition on April 1, 2024.

Adjusted EBITDA(1)
$123 million increase, largely due to approximately $140 million related to Pembina's increased ownership interest in the Acquirees, as well as approximately $15 million from higher demand on seasonal contracts on the Alliance Pipeline. Additionally, higher WCSB NGL margins and NGL volumes, combined with higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system, contributed to the increase.

These results were partially offset by lower net revenue on the Cochin Pipeline, as well as lower realized gains on commodity-based derivatives, and lower Aux Sable NGL margins. Further offsets included, no similar gain to that recognized in the first quarter of 2024 related to Pembina's financial assurances for Cedar LNG and higher incentive costs.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
4 Pembina Pipeline Corporation First Quarter 2025

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, and storage in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The Pipelines Division manages pipeline transportation capacity of 3.0 mmboe/d(1) and above ground storage capacity of approximately 10 mmbbls(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to downstream pipelines and processing facilities in the Edmonton, Alberta area. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage and terminalling. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enhancing flexibility and optionality in our customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and may be serviced by the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.7 bcf/d(1) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Channahon Facility at the terminus. The Facilities Division includes approximately 430 mbpd(1) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity, various oil batteries, associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are accessible to Pembina's other strategically-located assets and pipeline systems, providing customers with flexibility and optionality to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities, including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that seek to provide enhanced access to global markets and to support a transition to a lower-carbon economy. The Marketing & New Ventures Division includes Pembina's interest in the Cedar LNG project, a liquified natural gas ("LNG") export facility currently under construction (the "Cedar LNG Project"). Additionally, Pembina is pursuing opportunities associated with low-carbon commodities and large-scale greenhouse gas ("GHG") emissions reductions.
(1)Net capacity.
Pembina Pipeline Corporation First Quarter 2025 5

Financial and Operational Overview by Division

	3 Months Ended March 31
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,808	518	677	2,598	455	599
Facilities	896	184	345	805	177	310
Marketing & New Ventures	369	160	210	295	64	188
Corporate	—	(223)	(65)	—	(167)	(53)
Income tax expense	—	(137)	—	—	(91)	—
Total		502	1,167		438	1,044
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Equity Accounted Investees Overview by Division

	3 Months Ended March 31
	2025					2024
($ millions, except where noted)	Share of profit (loss)	Adjusted EBITDA(4)	Contributions	Distributions	Volumes(5)	Share of profit	Adjusted EBITDA(4)	Contributions	Distributions	Volumes(5)
Pipelines(1)	1	2	—	—	—	43	87	5	80	148
Facilities(2)	65	177	42	132	367	75	175	—	128	361
Marketing & New Ventures(3)	(36)	(2)	8	—	—	33	40	98	31	36
Total	30	177	50	132	367	151	302	103	239	545
(1)    Pipelines includes Grand Valley in both 2025 and 2024, as well as Alliance in 2024. Pembina owned a 50 percent interest in Alliance up to the closing of the Alliance/Aux Sable Acquisition on April 1, 2024.
(2)    Facilities includes PGI and Fort Corp.
(3)    Marketing and New Ventures includes Greenlight in 2025, Cedar LNG and ACG in both 2025 and 2024, and Aux Sable in 2024. Pembina owned approximately a 42.7 percent interest in Aux Sable's U.S operations and a 50 percent interest in Aux Sable's Canadian operations up to the closing of the Alliance/Aux Sable Acquisition on April 1, 2024.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Refer to the "Segment Results – Changes in Results" sections of this MD&A under each of the divisions for additional information.
For the three months ended March 31, 2025, contributions in the Facilities Division were made to PGI to partially fund growth capital projects. Contributions in Marketing & New Ventures in 2024 were made to Cedar LNG to fund the Cedar LNG Project. Refer to the "Segment Results – Marketing & New Ventures Division – Projects & New Developments" sections of this MD&A for additional information.
6 Pembina Pipeline Corporation First Quarter 2025

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2025	2024	Change
Pipelines revenue(1)	894	688	206
Cost of goods sold(1)	13	11	2
Net revenue(1)(2)	881	677	204
Operating expenses(1)	185	154	31
Depreciation and amortization included in gross profit	151	95	56
Share of profit from equity accounted investees	1	43	(42)
Gross profit	546	471	75
Earnings	518	455	63
Adjusted EBITDA(2)	677	599	78
Volumes(3)	2,808	2,598	210

Change in Results
Net revenue(1)(2)
Higher largely due to the Alliance/Aux Sable Acquisition, in which Pembina acquired a controlling ownership interest in Alliance. The first quarter of 2025 includes $243 million in net revenue related to Alliance as a wholly-owned entity including an increase due to higher demand on seasonal contracts. Also contributing to the increase were higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system compared to the first quarter of 2024, favourable U.S. dollar foreign exchange rate impacts, and higher tolls mainly related to contractual inflation adjustments. These increases were partially offset by lower net revenue on the Cochin Pipeline ($37 million) due to lower tolls on new contracts, which replaced long-term contracts that expired in mid-July 2024 and lower recoverable power costs.

Operating expenses(1)
Increase largely due to the Alliance/Aux Sable Acquisition. The first quarter of 2025 includes $31 million in operating expenses related to Alliance as a wholly-owned entity, combined with higher environmental costs as the first quarter 2024 included a recovery related to the Northern Pipeline system outage, partially offset by lower recoverable power costs resulting from a lower power pool price.

Depreciation and amortization included in gross profit	Higher largely due to the Alliance/Aux Sable Acquisition, combined with new assets placed into service in the second and fourth quarters of 2024.
Share of profit from equity accounted investees	Following the Alliance/Aux Sable Acquisition on April 1, 2024, the results from Alliance are no longer accounted for in share of profit and are now being fully consolidated.
Earnings
Higher largely due to the net impacts of the Alliance/Aux Sable Acquisition, combined with an increase in contracted volumes on the Nipisi Pipeline and the Peace Pipeline system, an increase in seasonal revenue on the Alliance Pipeline, favourable U.S. foreign exchange rate impacts, and higher tolls mainly related to contractual inflation adjustments. These were partially offset by lower net revenue on the Cochin Pipeline.

Adjusted EBITDA(2)	Increase largely due to the same items impacting earnings, discussed above.
Volumes(3)	Higher largely due to the Alliance/Aux Sable Acquisition, discussed above, and higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2025 7

Financial and Operational Overview

	3 Months Ended March 31
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,033	300	351	1,007	295	341
Transmission	740	183	261	588	119	189
Oil Sands & Heavy Oil	1,035	35	65	1,003	41	69
Total	2,808	518	677	2,598	455	599
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2024.
Projects & New Developments(1)
The following outlines the projects and new developments that have recently come into service within Pipelines:

Significant Projects	In-service Date
Phase VIII Peace Pipeline Expansion	May 2024
NEBC MPS Expansion	November 2024
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

8 Pembina Pipeline Corporation First Quarter 2025

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2025	2024	Change
Facilities revenue(1)	307	231	76
Operating expenses(1)	133	90	43
Depreciation and amortization included in gross profit	45	33	12
Share of profit from equity accounted investees	65	75	(10)
Gross profit	194	183	11
Earnings	184	177	7
Adjusted EBITDA(2)	345	310	35
Volumes(3)	896	805	91

Changes in Results
Revenue(1)
Increase largely due to Pembina acquiring a controlling ownership interest in Aux Sable, following the Alliance/Aux Sable Acquisition on April 1, 2024. The first quarter of 2025 includes $80 million in revenue related to Aux Sable as a wholly-owned entity. The increase in net revenue was partially offset by lower recoverable power costs.

Operating expenses(1)
Increase largely due to the Alliance/Aux Sable Acquisition, discussed above, partially offset by lower recoverable power costs due to the lower power pool price during the period. The first quarter of 2025 includes $48 million in operating expenses related to Aux Sable as a wholly-owned entity.

Depreciation and amortization included in gross profit	Higher largely due to the Alliance/Aux Sable Acquisition, discussed above.
Share of profit from equity accounted investees
Decrease primarily driven by unrealized losses on interest rate derivative financial instruments recognized by PGI in the first quarter of 2025 compared to gains in the first quarter of 2024, which were partially offset by higher unrealized gains on commodity-based derivative financial instruments, primarily due to improved AECO forward prices. Contributions from PGI assets were consistent with prior period as higher contributions mainly related to the Whitecap Resources Inc. ("Whitecap") and Veren Inc. ("Veren") transactions, were largely offset by lower interruptible volumes at Dawson due to third-party restrictions.

Earnings	Increase largely due to the net impacts of the Alliance/Aux Sable Acquisition, partially offset by lower share of profit from PGI.
Adjusted EBITDA(2)
Increase largely due to the same items impacting earnings, discussed above, excluding the changes in unrealized derivative financial instruments recognized by PGI. Included in adjusted EBITDA is $175 million (2024: $174 million) related to PGI.

Volumes(3)
Increase primarily due to the volumes now being recognized at Aux Sable following the Alliance/Aux Sable Acquisition, as well as higher volumes mainly related to the Whitecap and Veren transactions, largely offset by lower interruptible volumes at Dawson due to third-party restrictions. Volumes include 367 mboe/d (2024: 361 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2025 9

Financial and Operational Overview

	3 Months Ended March 31
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Facilities(3)
Gas Services	619	84	203	612	92	201
NGL Services	277	100	142	193	85	109
Total	896	184	345	805	177	310
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas services and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2024.
Projects & New Developments(1)
Facilities continues to grow its natural gas and NGL processing and fractionation assets to service customer demand. The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $525 million	In-service Date(2): First half of 2026	Status: On time, on updated budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of the existing facilities at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. As previously announced, the estimated project cost has been revised to $525 million (previously $460 million), reflecting project scope changes as well as higher equipment, material and labour costs in light of growing Alberta construction activity. Pembina has entered into a lump-sum engineering, procurement and construction agreement in respect of the project, for more than 70 percent of the project cost. Fabrication and construction activities continued for the facility in the first quarter of 2025.

Wapiti Expansion
Capital Budget: $140 million (net to Pembina)	In-service Date(2): First half of 2026	Status: On time, on budget
PGI is developing an expansion that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The expansion opportunity is driven by strong customer demand supported by growing Montney production and is fully underpinned by long-term, take-or-pay contracts. The project includes a new sales gas pipeline and other related infrastructure. During the first quarter of 2025, the sales gas pipeline was completed, engineering progressed, and substantial construction commenced.

K3 Cogeneration Facility
Capital Budget: $70 million (net to Pembina)	In-service Date(2): First half of 2026	Status: On time, on budget
PGI is developing a 28 MW cogeneration facility at its K3 Plant, which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, through the utilization of the cogeneration waste heat and the low-emission power generated, the project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant. During the first quarter of 2025, the majority of major construction contracts were awarded, material procurement was completed, and substantial construction commenced.

Pursuant to an agreement with Whitecap, PGI committed to support infrastructure development for Whitecap's Lator area development, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI will own. PGI anticipates funding up to $400 million ($240 million net to Pembina) for the battery and gathering laterals within the first phase of the Lator Infrastructure, with all gas volumes flowing to PGI's Musreau facility upon startup in late 2026/early 2027, supporting long-term plant utilization. During the first quarter of 2025, detailed engineering advanced and long-lead equipment was ordered.
Pursuant to an agreement with Veren, PGI committed to fund capital up to $300 million ($180 million net to Pembina) for battery and gathering infrastructure in the Gold Creek and Karr areas. During the first quarter of 2025, construction for the pipeline progressed, detailed engineering advanced and long-lead equipment was ordered related to the battery.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.
10 Pembina Pipeline Corporation First Quarter 2025

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2025	2024	Change
Marketing revenue(1)	1,336	800	536
Cost of goods sold(1)	1,097	751	346
Net revenue(1)(2)	239	49	190
Operating expenses(1)	8	4	4
Depreciation and amortization included in gross profit	20	15	5
Share of (loss) profit from equity accounted investees	(36)	33	(69)
Gross profit	175	63	112
Earnings	160	64	96
Adjusted EBITDA(2)	210	188	22
Crude oil sales volumes(3)	88	80	8
NGL sales volumes(3)	281	215	66

Change in Results
Net revenue(1)(2)
Higher NGL net revenue from contracts with customers were largely due to the Alliance/Aux Sable Acquisition and higher WCSB NGL margins and NGL volumes, partially offset by lower Aux Sable NGL margins. The first quarter of 2025 includes $49 million in net revenue related to Aux Sable as a wholly-owned entity.

Higher revenue from risk management and physical derivative contracts largely due to lower unrealized losses on renewable power purchase agreements and crude oil-based derivatives, combined with unrealized gains on NGL-based derivatives. These were partially offset by lower realized gains on crude oil-based derivatives driven by a decrease in crude prices, as well as higher realized losses on NGL-based derivatives primarily due to an increase in propane prices. The first quarter of 2025 includes unrealized gains on commodity-related derivatives of $9 million (2024: $102 million loss) and realized gains on commodity-related derivatives of $21 million (2024: $45 million gain).

Share of (loss) profit from equity accounted investees
The share of loss in the first quarter of 2025 primarily relates to unrealized losses on interest rate derivative financial instruments recognized by Cedar LNG in the period, which were entered into in the third quarter of 2024. The share of profit in the first quarter of 2024 relates to the results from Aux Sable. Following the Alliance/Aux Sable Acquisition on April 1, 2024, the results from Aux Sable are no longer accounted for in share of profit and are now being fully consolidated.

Earnings	Increase primarily due to the higher WCSB NGL margins and NGL volumes, the impacts of the Alliance/Aux Sable Acquisition, as well as higher revenue from risk management and physical derivative contracts. These increases were partially offset by the share of loss from Cedar LNG, discussed above, lower Aux Sable NGL margins, and no similar gain to that recognized in the first quarter of 2024 from a change in the provision related to Pembina's financial assurances for Cedar LNG.
Adjusted EBITDA(2)
Increase largely due to higher WCSB NGL margins and NGL volumes, the impacts of the Alliance/Aux Sable Acquisition, partially offset by lower realized gains on commodity-related derivatives, discussed above, lower Aux Sable NGL margins, and no similar gain to that recognized in the first quarter of 2024 from a change in the provision related to Pembina's financial assurances for Cedar LNG.

Crude oil sales volumes(3)	Higher primarily due to increased blending opportunities.
NGL sales volumes(3)	Higher primarily due to the increase in Pembina's ownership interest in Aux Sable, resulting in higher ethane, propane, and butane sales, combined with an increase in demand for propane driven by the colder winter weather in the first quarter of 2025.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed crude and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation First Quarter 2025 11

Financial and Operational Overview

	3 Months Ended March 31
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	369	204	216	295	57	181
New Ventures(4)	—	(44)	(6)	—	7	7
Total	369	160	210	295	64	188
(1)    Marketed crude and NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2024.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy.
Cedar LNG
In June 2024, Pembina and its partner, the Haisla Nation, announced a positive final investment decision in respect of the Cedar LNG Project, a 3.3 mtpa floating LNG facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The anticipated in-service date of the Cedar LNG Project is in late 2028.
Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources Ltd. ("ARC") for 1.5 mtpa of LNG. Pembina has also entered into an agreement with Cedar LNG for 1.5 mtpa of capacity on the same terms as ARC. In late 2024, Pembina initiated remarketing discussions with a broad range of potential customers, including both LNG portfolio players and Canadian producers. As previously disclosed, Pembina received non-binding proposals covering well in excess of its contracted capacity, and has now short-listed the preferred counterparties and entered definitive agreement negotiations.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2024 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
12 Pembina Pipeline Corporation First Quarter 2025

Corporate and Income Tax
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions)	2025	2024	Change
Revenue(1)	12	12	—
General and administrative	96	80	16
Other expense	1	2	(1)
Net finance costs	139	98	41
Earnings (loss)	(223)	(167)	(56)
Adjusted EBITDA(2)	(65)	(53)	(12)
Income tax expense	137	91	46

Change in Results
Revenue(1)	Consistent with prior period. Relates primarily to fixed fee income related to shared service agreements with PGI.
General and administrative
Increase largely due to higher incentives costs, primarily driven by the change in Pembina's share price and Pembina's performance relative to peers in the first quarter of 2025 compared to the first quarter of 2024.

Net finance costs	Increase largely due to higher interest expense on long-term debt, resulting from a combination of both additional borrowing following the Alliance/Aux Sable Acquisition and higher interest rates, as well as lower interest income.
Earnings (loss)	Decrease largely due to higher net finance costs and higher incentive costs, discussed above.
Adjusted EBITDA(2)	Decrease largely due to higher incentives costs, discussed above.
Income tax expense	Increase largely driven by higher current-year earnings and an adjustment in the tax basis of an investment in partnership in 2024, resulting in a higher effective tax rate of 22 percent compared to 17 percent in the first quarter of 2024.
(1)    Excludes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Pembina Pipeline Corporation First Quarter 2025 13

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2025	December 31, 2024
Working capital(1)	(805)	(1,335)
Variable rate debt
Senior unsecured credit facilities(2)	1,533	1,148
Interest rate swapped debt	—	(360)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 4.8% (2024: 5.2%))	1,533	788
Fixed rate debt
Senior unsecured medium-term notes	10,350	10,900
Interest rate swapped debt	—	360
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.5% (2024: 4.4%))	10,350	11,260
Total loans and borrowings outstanding	11,883	12,048
Cash and unutilized debt facilities	2,147	2,518
Subordinated hybrid notes (weighted average interest rate of 4.8% (2024: 4.8%))	600	600
(1)    Current assets of $1.4 billion (December 31, 2024: $1.6 billion) less current liabilities of $2.2 billion (December 31, 2024: $2.9 billion). As at March 31, 2025, working capital included $1.0 billion (December 31, 2024: $1.5 billion) associated with the current portion of long-term debt and $155 million (December 31, 2024: $141 million) in cash.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2025 (December 31, 2024: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividends and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2024 and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at March 31, 2025, Pembina's credit facilities (collectively, the "Credit Facilities") consisted of: an unsecured $1.5 billion (December 31, 2024: $1.5 billion) revolving credit facility, which includes a $750 million (December 31, 2024: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2029 (the "Revolving Facility"); an unsecured $1.0 billion (December 31, 2024: $1.0 billion) sustainability linked revolving credit facility, which matures in June 2027 (the "SLL Credit Facility"); an unsecured U.S. $250 million (December 31, 2024: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $50 million (December 31, 2024: $50 million), which matures in June 2025 and is typically renewed on an annual basis. Additionally, Pembina's Credit Facilities includes a $270 million (December 31, 2024: $270 million) term loan and a U.S. $240 million (December 31, 2024: $240 million) term loan assumed from Alliance, which both mature in December 2025.
There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
14 Pembina Pipeline Corporation First Quarter 2025

The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels, which were revised following the Alliance/Aux Sable Acquisition. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability-linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Financing Activity
Subsequent to the end of the first quarter, on April 2, 2025, Pembina completed an extension on its unsecured U.S. $250 million non-revolving term loan, which now matures in April 2030.
Covenants
Pembina is subject to certain financial covenants under the indentures governing its medium-term notes and the agreements governing the credit facilities. As at March 31, 2025, Pembina was in compliance with those covenants (December 31, 2024: in compliance).

Debt	Financial Covenant(1)	Ratio	Ratio as at March 31, 2025
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)	0.40
Credit facilities	Debt to Capital	Maximum 0.70(3)	0.39
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.

Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $267 million (December 31, 2024: $276 million) were held by Pembina as at March 31, 2025, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina Pipeline Corporation First Quarter 2025 15

DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2024 for further information.
Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at March 31, 2025:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(2)	19,479	1,584	2,786	2,626	12,483
Transportation and processing(3)	10,879	78	70	704	10,027
Leases(4)	844	112	201	154	377
Construction commitments(5)	377	375	2	—	—
Other commitments related to lease contracts(6)	475	45	91	87	252
Funding commitments, software, and other	47	15	24	8	—
Total contractual obligations	32,101	2,209	3,174	3,579	23,139
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 16 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 47 and 199 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2048.
(2)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(3)Pembina signed two transportation and processing related agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million tonnes per annum, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million cubic feet per day of Canadian natural gas to Cedar LNG. These commercial agreements account for approximately 50 percent of the operating capacity for the Cedar LNG Project and a total commitment of approximately $10.6 billion. These commitments are expected to commence upon the anticipated in-service date of the Cedar LNG Project in late 2028.
(4)Includes pipelines, facilities, terminals, rail, office space, land and vehicle leases.
(5)Excludes projects that are executed by equity accounted investees.
(6)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
16 Pembina Pipeline Corporation First Quarter 2025

Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at March 31, 2025, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Off-Balance Sheet Arrangements
As at March 31, 2025, Pembina did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2025, Pembina had $211 million (December 31, 2024: $209 million) in letters of credit issued.
Pembina Pipeline Corporation First Quarter 2025 17

5. SHARE CAPITAL
Common Shares
On May 13, 2024, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allowed the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2024 and will expire on the earlier of May 15, 2025 and the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three months ended March 31, 2025.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 8, 2025, Pembina redeemed all of the approximately one million issued and outstanding Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares") at a redemption price of $25.50 per Series 22 Class A Preferred Share, plus all accrued and unpaid dividends thereon. Pembina had announced its intention to redeem the Series 22 Class A Preferred Shares during the fourth quarter of 2024 and, as a result, the equity was reclassified as a financial liability of approximately $26 million for the total redemption price in that same quarter.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, 9, and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
18 Pembina Pipeline Corporation First Quarter 2025

Outstanding Share Data

Issued and outstanding (thousands)(1)	May 2, 2025
Common shares	580,908
Stock options(2)	3,181
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	14,972
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
(2)    Balance includes 2.8 million exercisable stock options.
6. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)	2025	2024
Pipelines	60	141
Facilities	103	32
Marketing & New Ventures	5	3
Corporate and other projects	6	10
Total capital expenditures(1)	174	186
(1)    Includes $25 million for the three months ended March 31, 2025 (2024: $15 million) related to non-recoverable sustainment activities.
In the first quarter 2025, Pipelines capital expenditures largely related to expansions to support volume growth in NEBC and investments in smaller growth projects, while in 2024, these expenditures were associated with Pembina's Phase VIII Peace Pipeline expansion, which was placed into service in May 2024. Facilities capital expenditures in the first quarter 2025 and 2024 primarily related to Redwater expansion projects. In the first quarter 2025 and 2024, there were no significant projects for Marketing & New Ventures capital expenditures. Corporate capital expenditures in the first quarter 2025 and 2024 related mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2025 are estimated to be between $570 million and $770 million and are primarily related to the construction of RFS IV, expansions to support volume growth in NEBC, investments required to meet Pembina's ethane supply commitments, investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, approximately $175 million is designated for non-recoverable sustaining capital to support safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results – Equity Accounted Investees Overview by Division" section of this MD&A.
Pembina Pipeline Corporation First Quarter 2025 19

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines – transportation volumes
Conventional Pipelines	1,033	1,034	992	969	1,007	1,054	1,034	881
Transmission Pipelines	740	720	713	726	588	590	582	580
Oil Sands and Heavy Oil Pipelines	1,035	1,036	1,033	1,021	1,003	1,008	979	977
Facilities – processing and fractionation volumes
Gas Services	619	597	584	599	612	602	605	564
NGL Services	277	280	226	256	193	199	198	185
Total revenue volumes	3,704	3,667	3,548	3,571	3,403	3,453	3,398	3,187
Marketing & New Ventures – sales volumes
Marketed crude	88	96	117	100	80	82	89	98
Marketed NGL	281	252	227	219	215	217	166	163
(1)    Volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes and are excluded from total volumes to avoid double counting.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Opening balance	1	11	12	7	1	22	40	26
Revenue deferred	58	58	67	55	52	56	59	50
Revenue recognized	(52)	(68)	(68)	(50)	(46)	(77)	(77)	(36)
Ending take-or-pay contract liability balance	7	1	11	12	7	1	22	40
Selected Quarterly Market Pricing

	2025	2024				2023
($ average)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
WTI (USD/bbl)	71.42	70.27	75.10	80.57	76.96	78.32	82.26	73.78
FX (USD/CAD)	1.43	1.40	1.36	1.37	1.35	1.36	1.34	1.34
AECO Natural Gas (CAD/GJ)	1.92	1.38	0.77	1.36	1.94	2.52	2.26	2.22
Station 2 Natural Gas (CAD/GJ)	1.22	0.85	0.47	0.72	2.45	1.95	2.08	1.79
Chicago Citygate Natural Gas (USD/mmbtu)	3.91	2.71	1.76	1.60	2.49	2.63	2.31	1.99
Mt Belvieu Propane (USD/gal)	0.90	0.77	0.73	0.75	0.84	0.67	0.69	0.68
Alberta Power Pool (CAD/MWh)	40.30	51.72	55.23	45.28	98.89	81.74	151.18	159.87
Pembina 20-day volume-weighted average share price at quarter end	55.90	54.05	55.19	50.22	47.54	45.13	41.43	41.57

20 Pembina Pipeline Corporation First Quarter 2025

Quarterly Financial Information

($ millions, except where noted)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	2,282	2,145	1,844	1,855	1,540	1,836	1,455	1,422
Net revenue(1)	1,343	1,383	1,259	1,222	912	1,142	989	906
Operating expenses	226	270	277	240	189	217	219	189
Share of profit (loss) from equity accounted investees	30	133	(17)	61	151	94	43	97
Gross profit	928	1,024	747	815	730	850	659	659
Adjusted EBITDA(1)	1,167	1,254	1,019	1,091	1,044	1,033	1,021	823
Earnings	502	572	385	479	438	698	346	363
Earnings per common share – basic (dollars)	0.80	0.92	0.60	0.75	0.74	1.21	0.58	0.60
Earnings per common share – diluted (dollars)	0.80	0.92	0.60	0.75	0.73	1.21	0.57	0.60
Cash flow from operating activities	840	902	922	954	436	880	644	653
Cash flow from operating activities per common share – basic (dollars)	1.45	1.55	1.59	1.64	0.79	1.60	1.17	1.19
Adjusted cash flow from operating activities(1)	777	922	724	837	782	747	659	606
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.59	1.25	1.44	1.42	1.36	1.20	1.10
Common shares outstanding (millions):
Weighted average – basic	581	581	580	580	549	549	549	550
Weighted average – diluted	582	582	581	581	550	550	550	551
End of period	581	581	580	580	549	549	549	549
Common share dividends declared	401	401	401	400	367	367	366	367
Dividends per common share	0.69	0.69	0.69	0.69	0.67	0.67	0.67	0.67
Preferred share dividends declared	35	34	34	33	31	30	31	31
Capital expenditures	174	242	262	265	186	177	169	123
Contributions to equity accounted investees	50	—	124	144	103	202	20	11
Distributions from equity accounted investees	132	131	133	123	239	227	202	191
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new large-scale growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•contributions made by Pembina of $241 million to Cedar LNG in 2024 to fund the Cedar LNG Project;
•the completion of the Alliance/Aux Sable Acquisition in the second quarter of 2024;
•the closing of the offering of 29.9 million subscription receipts of the Company in December 2023 to fund a portion of the purchase price of the Alliance/Aux Sable Acquisition and the conversion of 29.9 million subscription receipts into common shares of the Company, concurrent with the closing of the Alliance/Aux Sable Acquisition;
•the impairment reversal of $231 million recognized in the fourth quarter of 2023 in the Pipelines Division related to successful contract negotiations on the Nipisi Pipeline and the pipeline being put back into service in October 2023;
•contributions made by Pembina of $145 million to Aux Sable in the fourth quarter of 2023, representing Pembina's proportionate share of a claim filed by a counterparty to an NGL supply agreement with Aux Sable which was settled and discontinued in the fourth quarter of 2023; and
•the Northern Pipeline system outage in the first half of 2023 and the wildfires in Alberta and British Columbia in the second quarter of 2023, collectively resulted in a total impact on earnings of $95 million in 2023.

Pembina Pipeline Corporation First Quarter 2025 21

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investee are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investees, as at March 31, 2025. The loans and borrowings are presented and classified by the division in which the results for the investee are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2025	December 31, 2024
Pipelines	18	19
Facilities	2,976	2,941
Marketing & New Ventures(2)	448	373
Total	3,442	3,333
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Relates to the U.S. $2.7 billion senior unsecured construction/term loan facility entered into by Cedar LNG.

Cash and Cash Equivalents of Equity Accounted Investees
As at March 31, 2025, Pembina's ownership percentage of the cash balance associated with Pembina's investments in equity-accounted investees totaled $61 million (December 31, 2024: $83 million) of which $28 million (December 31, 2024: nil) related to PGI and $27 million (December 31, 2024: $79 million) for Cedar LNG.
Financing Activities for Equity Accounted Investees
PGI
On March 21, 2025, pursuant to an amended and restated credit agreement, PGI exercised the accordion feature under its existing revolving credit facility and opened a new $500 million revolving credit facility, maturing on March 21, 2027. Concurrently, PGI reestablished a $500 million accordion under the credit facility.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project.
Credit Risk for Equity Accounted Investees
As at March 31, 2025, Pembina's various equity accounted investees held letters of credit totaling $164 million (December 31, 2024: $164 million) primarily in respect of obligations for engineering, procurement and construction.
22 Pembina Pipeline Corporation First Quarter 2025

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2025	2024
PGI	63	73
Aux Sable(1)	—	32
Alliance(1)	—	4
Cedar LNG	4	3
Other(2)	—	1
Total services provided(3)	67	113
PGI	2	2
Alliance(1)	—	3
Total services received	2	5

As at ($ millions)	March 31, 2025	December 31, 2024
Trade receivables and other(4)	37	37
(1)    As of April 1, 2024, following the completion of the Alliance/Aux Sable Acquisition, Alliance and Aux Sable became consolidated subsidiaries of Pembina and, as such, are no longer related parties.
(2)    Other includes transactions with Grand Valley, ACG, and Greenlight
(3)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(4)    As at March 31, 2025, trade receivables and other includes $32 million due from PGI (December 31, 2024: $34 million), and $5 million due from Cedar LNG (December 31, 2024: $2 million).

Pembina Pipeline Corporation First Quarter 2025 23

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the three months ended March 31, 2025 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent Electricity ("Contracts referencing NDE")
Contracts referencing NDE was issued in December 2024 and effective January 1, 2026, with early adoption permitted. The amendments provide relief as it relates to accounting for contracts to purchase or sell electricity from nature-dependent sources such as wind and solar power, including clarifying the application of own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure to enable investors to understand the effect of these contracts to Pembina. Pembina is currently reviewing the impact of this amendment as it relates to Pembina's wind-based power purchase agreements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2025.
24 Pembina Pipeline Corporation First Quarter 2025

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	894	688	307	231	1,336	800	(255)	(179)	2,282	1,540
Cost of goods sold	13	11	—	—	1,097	751	(171)	(134)	939	628
Net revenue	881	677	307	231	239	49	(84)	(45)	1,343	912
Pembina Pipeline Corporation First Quarter 2025 25

Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	518	455	184	177	160	64	(223)	(167)	502	438
Income tax expense	—	—	—	—	—	—	—	—	137	91
Adjustments to share of profit from equity accounted investees	1	44	112	100	34	7	—	—	147	151
Net finance costs	6	6	3	2	2	2	139	98	150	108
Depreciation and amortization	152	95	45	33	20	15	16	13	233	156
Unrealized (gain) loss from derivative instruments	—	—	—	—	(9)	102	—	—	(9)	102
(Gain) loss on disposal of assets, other non-cash provisions, and other	—	(1)	1	(2)	3	(2)	3	3	7	(2)
Adjusted EBITDA	677	599	345	310	210	188	(65)	(53)	1,167	1,044
Adjusted EBITDA per common share – basic (dollars)									2.01	1.90
26 Pembina Pipeline Corporation First Quarter 2025

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	1	43	65	75	(36)	33	30	151
Adjustments to share of profit from equity accounted investees:
Net finance costs	—	6	44	27	34	—	78	33
Income tax expense	—	—	21	23	—	—	21	23
Depreciation and amortization	1	38	61	49	—	7	62	94
Unrealized gain on commodity-related derivative financial instruments	—	—	(13)	—	—	—	(13)	—
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to share of profit from equity accounted investees	1	44	112	100	34	7	147	151
Adjusted EBITDA from equity accounted investees	2	87	177	175	(2)	40	177	302
Pembina Pipeline Corporation First Quarter 2025 27

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2025	2024
Cash flow from operating activities	840	436
Cash flow from operating activities per common share – basic (dollars)	1.45	0.79
Add (deduct):
Change in non-cash operating working capital	(16)	188
Current tax expense	(133)	(76)
Taxes paid, net of foreign exchange	62	199
Accrued share-based payment expense	(27)	(20)
Share-based compensation payment	86	86
Preferred share dividends paid	(35)	(31)
Adjusted cash flow from operating activities	777	782
Adjusted cash flow from operating activities per common share – basic (dollars)	1.34	1.42

28 Pembina Pipeline Corporation First Quarter 2025

12. OTHER
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at March 31, 2025, the Company has entered into certain financial derivative contracts in order to manage commodity price, cost of power, and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Financial Instruments
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements. The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
Pembina Pipeline Corporation First Quarter 2025 29

Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2025	2024
Derivative instruments held at fair value through earnings
Realized gain
Commodity-related gain recorded in revenue from risk management and physical derivative contracts	(21)	(45)
Unrealized (gain) loss
Commodity-related (gain) loss recorded in revenue from risk management and physical derivative contracts	(9)	102
Foreign exchange loss recorded in net finance costs	—	3
Derivative instruments in hedging relationships
Interest rate loss (gain) recorded in other comprehensive income(1)	4	(2)
(1) Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. As at March 31, 2025 the movement in other comprehensive income includes a realized gain of $4 million (2024: $4 million realized gain). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2025 that had or are likely to have a material impact on Pembina's ICFR.
On April 1, 2024, Pembina completed the Alliance/Aux Sable Acquisition, as more fully described in Note 3 to the Interim Financial Statements. The controls, policies and procedures for the Acquirees were excluded from Pembina's design of ICFR as of March 31, 2025. As at and for the period ended March 31, 2025, the assets and revenue of the Acquirees represented approximately 20 percent and 14 percent, respectively, of Pembina's total assets and revenue.

30 Pembina Pipeline Corporation First Quarter 2025

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed crude and NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement
bpd	barrels per day	mmboe/d	millions of barrels of oil equivalent per day
mbbls	thousands of barrels	mtpa	million tonnes per annum
mbpd	thousands of barrels per day	MMcf/d	millions of cubic feet per day
mmbpd	millions of barrels per day	bcf/d	billions of cubic feet per day
mmbbls	millions of barrels	km	kilometer
mboe/d	thousands of barrels of oil equivalent per day

Investments in Equity Accounted Investees
Pipelines:
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Alliance
Prior to the completion of the Alliance/Aux Sable Acquisition on April 1, 2024, Pembina owned a 50 percent interest in Alliance Pipeline Limited Partnership, Alliance Pipeline L.P., and NRGreen Power Limited Partnership

Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Greenlight	50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland.
Aux Sable
Prior to the completion of the Alliance/Aux Sable Acquisition on April 1, 2024, Pembina owned an ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance.

Readers are referred to the AIF for the year ended December 31, 2024 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Pembina Pipeline Corporation First Quarter 2025 31

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of this MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and anticipated dividend payment dates;
•planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation, and storage facility and system operations;
•treatment under existing and proposed governmental laws, policies and regulations, including those relating to taxes, the environmental, tariffs and project assessments;
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility and the Cedar LNG Project, including the timing thereof;
•expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof; and
•the impact of current and future market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•the inputs used by Pembina's management in the fair valuation of embedded derivative instruments remaining consistent;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, the imposition of new tariffs or other changes in international trade policies or relations, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment and public opinion in North America and elsewhere, including changes in trade relations between Canada and the U.S.;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in the MD&A for the year ended December 31, 2024 and in the AIF for the year ended December 31, 2024, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2025 capital expenditure guidance contained herein as of the date of this MD&A. The purpose of the 2025 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
32 Pembina Pipeline Corporation First Quarter 2025

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2025	December 31, 2024
Assets Current assets
Cash and cash equivalents	155	141
Trade receivables and other	938	1,005
Income tax receivable	40	113
Inventory	253	301
Derivative financial instruments (Note 13)	22	13
	1,408	1,573
Non-current assets
Property, plant and equipment (Note 5)	22,723	22,738
Intangible assets and goodwill (Note 6)	6,499	6,528
Investments in equity accounted investees (Note 7)	4,215	4,267
Right-of-use assets	534	530
Finance lease receivables	221	223
Other assets	110	108
	34,302	34,394
Total assets	35,710	35,967
Liabilities and equity Current liabilities
Trade payables and other	1,049	1,202
Loans and borrowings (Note 8)	975	1,525
Lease liabilities	89	89
Contract liabilities (Note 10)	47	43
Derivative financial instruments (Note 13)	53	49
	2,213	2,908
Non-current liabilities
Loans and borrowings (Note 8)	10,921	10,535
Subordinated hybrid notes (Note 8)	596	596
Lease liabilities	561	576
Decommissioning provision	441	426
Contract liabilities (Note 10)	260	255
Deferred tax liabilities	2,878	2,868
Derivative financial instruments (Note 13)	109	110
Other liabilities	161	183
	15,927	15,549
Total liabilities	18,140	18,457
Total equity	17,570	17,510
Total liabilities and equity	35,710	35,967
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation First Quarter 2025 33

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2025	2024
Revenue (Note 10)	2,282	1,540
Cost of sales (Note 4)	1,384	961
Share of profit from equity accounted investees (Note 7)	30	151
Gross profit	928	730
General and administrative	134	108
Other expense (income)	5	(15)
Results from operating activities	789	637
Net finance costs (Note 11)	150	108
Earnings before income tax	639	529
Current tax expense	133	76
Deferred tax expense	4	15
Income tax expense	137	91
Earnings	502	438
Other comprehensive income (loss), net of tax (Note 12)
Exchange gain on translation of foreign operations	2	96
Impact of hedging activities	(9)	(8)
Other comprehensive (loss) income, net of tax	(7)	88
Total comprehensive income attributable to shareholders	495	526
Earnings attributable to common shareholders, net of preferred share dividends	464	404
Earnings per common share – basic (dollars)	0.80	0.74
Earnings per common share – diluted (dollars)	0.80	0.73
Weighted average number of common shares (millions)
Basic	581	549
Diluted	582	550
See accompanying notes to the condensed consolidated interim financial statements
34 Pembina Pipeline Corporation First Quarter 2025

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company					Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total
December 31, 2024	17,008	2,164	(2,303)	641	17,510	17,510
Total comprehensive income (loss)
Earnings	—	—	502	—	502	502
Other comprehensive loss (Note 12)	—	—	—	(7)	(7)	(7)
Total comprehensive income (loss)	—	—	502	(7)	495	495
Transactions with shareholders of the Company (Note 9)
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)	(3)
Share-based payment transactions	4	—	—	—	4	4
Dividends declared – common	—	—	(401)	—	(401)	(401)
Dividends declared – preferred	—	—	(35)	—	(35)	(35)
Total transactions with shareholders of the Company	4	(3)	(436)	—	(435)	(435)
March 31, 2025	17,012	2,161	(2,237)	634	17,570	17,570

December 31, 2023	15,765	2,199	(2,372)	221	15,813	15,813
Total comprehensive income
Earnings	—	—	438	—	438	438
Other comprehensive income (Note 12)	—	—	—	88	88	88
Total comprehensive income	—	—	438	88	526	526
Transactions with shareholders of the Company (Note 9)
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	(2)
Share-based payment transactions	1	—	—	—	1	1
Dividends declared – common	—	—	(367)	—	(367)	(367)
Dividends declared – preferred	—	—	(31)	—	(31)	(31)
Dividend equivalent payment – subscription receipts	—	—	(20)	—	(20)	(20)
Total transactions with shareholders of the Company	1	(2)	(418)	—	(419)	(419)
March 31, 2024	15,766	2,197	(2,352)	309	15,920	15,920
(1)    Accumulated Other Comprehensive Income ("AOCI").

See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2025 35

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2025	2024
Cash provided by (used in)
Operating activities
Earnings	502	438
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(30)	(151)
Depreciation and amortization	233	156
Unrealized (gain) loss from derivative instruments	(9)	102
Net finance costs	150	108
Share-based compensation expense	29	20
Income tax expense	137	91
Gain on asset disposal	(2)	—
Cash items paid or received:
Distributions from equity accounted investees	132	239
Net interest paid	(177)	(112)
Share-based compensation payment	(86)	(86)
Taxes paid	(62)	(199)
Change in non-cash operating working capital	16	(188)
Net change in contract liabilities	8	27
Other	(1)	(9)
Cash flow from operating activities	840	436
Financing activities
Net increase (decrease) in bank borrowings	385	(447)
Proceeds from issuance of long-term debt, net of issue costs	—	1,789
Proceeds from subscription receipts	—	1,228
Repayment of long-term debt	(550)	(650)
Repayment of lease liability	(21)	(18)
Issuance of common shares on exercise of options	3	—
Redemption of preferred shares (Note 9)	(26)	—
Common share dividends paid	(401)	(367)
Preferred share dividends paid	(35)	(31)
Cash flow (used in) from financing activities	(645)	1,504
Investing activities
Capital expenditures	(174)	(186)
Contributions to equity accounted investees	(49)	(103)
Proceeds from sale of assets	2	3
Interest paid during construction	(6)	(6)
Changes in non-cash investing working capital and other	45	5
Cash flow used in investing activities	(182)	(376)
Change in cash and cash equivalents	13	1,564
Effect of movement in exchange rates on cash held	1	3
Cash and cash equivalents, beginning of period	141	151
Cash and cash equivalents, end of period	155	1,718
Long-term restricted cash included in other assets	—	14
Short-term cash and cash equivalents, end of period	155	1,704
See accompanying notes to the condensed consolidated interim financial statements
36 Pembina Pipeline Corporation First Quarter 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2025.
Pembina owns an extensive network of strategically located assets which include hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's network of strategically located assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2024 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 8, 2025.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2025.
2. CHANGES IN ACCOUNTING POLICIES
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the three months ended March 31, 2025 that have a material impact on Pembina's financial statements.
New Standards and Interpretations Not Yet Adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and effective January 1, 2027, with early application permitted. The standard introduces key changes to the structure of the statement of earnings and comprehensive income, required disclosures for certain management-defined performance measures, and aggregation and disaggregation of line items in the financial statements. Pembina is currently reviewing the impact of this standard on its Consolidated Financial Statements.
Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent Electricity ("Contracts referencing NDE")
Contracts referencing NDE was issued in December 2024 and effective January 1, 2026, with early adoption permitted. The amendments provide relief as it relates to accounting for contracts to purchase or sell electricity from nature-dependent sources such as wind and solar power, including clarifying the application of own-use requirements, permitting hedge accounting if these contracts are used as hedging instruments, and adding new disclosure to enable investors to understand the effect of these contracts to Pembina. Pembina is currently reviewing the impact of this amendment as it relates to Pembina's wind-based power purchase agreements.
Pembina Pipeline Corporation First Quarter 2025 37

3. ACQUISITION
On April 1, 2024, Pembina completed the acquisition of Enbridge Inc.'s interests in the Alliance, Aux Sable, and NRGreen joint ventures (the "Acquirees") for an aggregate purchase price of $2.8 billion, net of $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance (the "Alliance/Aux Sable Acquisition"). As at March 31, 2025, Pembina has finalized the purchase price allocation and there were no further adjustments made during the first three months of 2025.
The final purchase price allocation is based on assessed fair values and is as follows:

As at April 1, 2024	Previously reported	Adjustments	Final
($ millions)	in Q2 2024
Purchase Price Consideration
Cash (net of cash acquired)	2,620	—	2,620
Equity investment in Acquirees	2,562	—	2,562
Other	12	—	12
	5,194	—	5,194
Fair Value of Net Assets Acquired
Current assets	240	—	240
Property, plant and equipment	6,339	6	6,345
Other long-term assets	38	19	57
Goodwill	805	(2)	803
Current liabilities	(219)	(17)	(236)
Long-term debt	(596)	—	(596)
Deferred tax liabilities	(937)	1	(936)
Provisions	(52)	—	(52)
Other long-term liabilities	(276)	(7)	(283)
Non-controlling interest in Aux Sable's U.S. operations	(148)	—	(148)
	5,194	—	5,194

38 Pembina Pipeline Corporation First Quarter 2025

4. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2025	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	844	90	1,336	12	2,282
Inter-segment revenue	50	217	—	(267)	—
Total revenue(3)	894	307	1,336	(255)	2,282
Operating expenses	185	133	8	(100)	226
Cost of goods sold	13	—	1,097	(171)	939
Depreciation and amortization included in gross profit	151	45	20	3	219
Cost of sales	349	178	1,125	(268)	1,384
Share of profit (loss) from equity accounted investees	1	65	(36)	—	30
Gross profit	546	194	175	13	928
Depreciation included in general and administrative	1	—	—	13	14
Other general and administrative	20	6	11	83	120
Other expense	1	1	2	1	5
Results from operating activities	524	187	162	(84)	789
Net finance costs	6	3	2	139	150
Earnings (loss) before tax	518	184	160	(223)	639
Income tax expense	—	—	—	—	137
Earnings (loss)	518	184	160	(223)	502
Capital expenditures	60	103	5	6	174
Contributions to equity accounted investees	—	42	8	—	50

3 Months Ended March 31, 2024	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	637	91	800	12	1,540
Inter-segment revenue	51	140	—	(191)	—
Total revenue(3)	688	231	800	(179)	1,540
Operating expenses	154	90	4	(59)	189
Cost of goods sold	11	—	751	(134)	628
Depreciation and amortization included in gross profit	95	33	15	1	144
Cost of sales	260	123	770	(192)	961
Share of profit from equity accounted investees	43	75	33	—	151
Gross profit	471	183	63	13	730
Depreciation included in general and administrative	—	—	—	12	12
Other general and administrative	11	6	11	68	96
Other (income) expense	(1)	(2)	(14)	2	(15)
Results from operating activities	461	179	66	(69)	637
Net finance costs	6	2	2	98	108
Earnings (loss) before tax	455	177	64	(167)	529
Income tax expense	—	—	—	—	91
Earnings (loss)	455	177	64	(167)	438
Capital expenditures	141	32	3	10	186
Contributions to equity accounted investees	5	—	98	—	103
(1)    Pipelines revenue includes $134 million (2024: $71 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $388 million (2024: $71 million) associated with U.S. midstream sales.
(3)    During the three months ended March 31, 2025, one customer accounted for 10 percent or more of total revenues with $343 million reported throughout all segments. During the three months ended March 31, 2024, no one customer accounted for 10 percent or more of total revenues reported throughout all segments. During the three months ended March 31, 2025 and 2024, no one customer accounted for 10 percent or more of total gross profit reported throughout all segments.
Pembina Pipeline Corporation First Quarter 2025 39

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2024	694	14,789	9,095	2,121	565	27,264
Additions and transfers		2	40	1	129	172
Change in decommissioning provision	—	(3)	(11)	2	—	(12)
Foreign exchange	—	2	1	—	—	3
Dispositions and other	—	(2)	(1)	—	(3)	(6)
Balance at March 31, 2025	694	14,788	9,124	2,124	691	27,421

Depreciation
Balance at December 31, 2024	47	2,335	1,594	550	—	4,526
Depreciation	2	74	72	25	—	173
Dispositions and other	—	—	(1)	—	—	(1)
Balance at March 31, 2025	49	2,409	1,665	575	—	4,698

Carrying amounts
Balance at December 31, 2024	647	12,454	7,501	1,571	565	22,738
Balance at March 31, 2025	645	12,379	7,459	1,549	691	22,723

Impairment Assessment
As previously disclosed on December 12, 2024, Pembina announced that the Canada Energy Regulatory ("CER") had initiated a toll review of the Alliance Canada pipeline assets. Due to the ongoing toll review, on March 31, 2025, Pembina identified indicators of impairment for the Cash-Generating Unit ("CGU") that includes the Alliance Canada assets. Pembina performed an impairment test and determined that the recoverable amount of the CGU exceeded the carrying value of $6.3 billion as of March 31, 2025. As a result, no impairment was recognized.
The recoverable amount was determined using a fair value less costs of disposal approach by discounting the expected future cash flows, including probability-weighted settlement outcomes for the Alliance Canada assets. The recoverable amount is sensitive to changes in key assumptions, including the outcome of the CER toll review and related negotiations, and the after-tax discount rate. Pembina applied an after-tax discount rate of 7.9 percent to discount the future cash flows of the CGU. An increase of 1.1 percent in the discount rate would reduce the recoverable amount of the CGU to its carrying value. A change in key assumptions could result in an impairment of the CGU.
40 Pembina Pipeline Corporation First Quarter 2025

6. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2024	5,024	324	1,877	2,201	7,225
Additions	—	6	—	6	6
Foreign exchange adjustments	1	—	—	—	1
Balance at March 31, 2025	5,025	330	1,877	2,207	7,232

Amortization
Balance at December 31, 2024	—	65	632	697	697
Amortization	—	5	31	36	36
Balance at March 31, 2025	—	70	663	733	733

Carrying amounts
Balance at December 31, 2024	5,024	259	1,245	1,504	6,528
Balance at March 31, 2025	5,025	260	1,214	1,474	6,499
7. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit (Loss) from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2025	December 31, 2024	2025	2024	March 31, 2025	December 31, 2024
PGI	60	60	65	74	3,717	3,740
Cedar LNG	49.9	49.9	(35)	—	395	430
Alliance(1)	100	100	—	42	—	—
Aux Sable(1)	100	100	—	33	—	—
Other(2)	50 - 75	50 - 75	—	2	103	97
			30	151	4,215	4,267
(1)    On April 1, 2024, Pembina completed its acquisition of Enbridge's interests in the Alliance, Aux Sable, and NRGreen joint ventures. On August 1, 2024, Pembina acquired the remaining non-controlling interest in Aux Sable's U.S. operations. Refer to Note 3 for further information.
(2)    Other includes Pembina's interest in Grand Valley, Fort Corp, ACG, and Greenlight.
At March 31, 2025, as a result of the Alliance/Aux Sable Acquisition, Pembina had no investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. Previously recognized foreign exchange gains and losses are included in other comprehensive income. For the three months ended March 31, 2025, there was no foreign exchange gain or loss recognized by Pembina (2024: gain of $38 million).
Financing Activities for Equity Accounted Investees
PGI
On March 21, 2025, pursuant to an amended and restated credit agreement, PGI exercised the accordion feature under its existing revolving credit facility and opened a new $500 million revolving credit facility, maturing on March 21, 2027. Concurrently, PGI reestablished a $500 million accordion under the credit facility.
Pembina Pipeline Corporation First Quarter 2025 41

8. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at March 31, 2025	Nominal Interest Rate	Year of Maturity	March 31, 2025	December 31, 2024
Variable rate debt
Senior unsecured credit facilities(1)(2)	3,525	4.85(3)	Various(1)	1,533	1,148
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	—	3.54	2025	—	550
Senior unsecured medium-term notes series 6	600	4.24	2027	600	600
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 20	750	5.02	2032	750	750
Senior unsecured medium-term notes series 21	600	5.21	2034	600	600
Senior unsecured medium-term notes series 22	750	5.67	2054	750	750
Senior unsecured medium-term notes series 23	650	5.22	2033	650	650
Total fixed rate loans and borrowings outstanding				10,350	10,900
Deferred financing costs				13	12
Total loans and borrowings				11,896	12,060
Less current portion loans and borrowings				(975)	(1,525)
Total non-current loans and borrowings				10,921	10,535
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	596	596
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2029, a $1.0 billion sustainability linked revolving facility that matures in June 2027, a U.S. $250 million non-revolving term loan that matures in May 2025, a $270 million term loan and a U.S. $240 million term loan, both of which mature in December 2025, and a $50 million operating facility that matures in June 2025, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2025 (2024: U.S. $250 million). The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(3)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2025. Borrowings under the credit facilities bear interest at prime rates, the Canadian Overnight Repo Rate Average ("CORRA"), or the USD Secured Overnight Financing Rate ("SOFR"), plus applicable margins.
Subsequent to the end of the first quarter, on April 2, 2025, Pembina completed an extension on its unsecured U.S. $250 million non-revolving term loan, which now matures in April 2030.
42 Pembina Pipeline Corporation First Quarter 2025

Covenants
Pembina is subject to certain financial covenants under its medium-term note indentures and credit facilities agreements and complies with all financial covenants as of March 31, 2025. Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the credit facilities include the following:

Debt	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70(2)
Credit facilities	Debt to Capital	Maximum 0.70(3)
(1)    Terms as defined in relevant agreements.
(2)    Covenant must be met at the reporting date and filed within 90 days after the end of each fiscal year and within 10 business days after filing of the Consolidated Financial Statements.
(3)    Covenant must be met at the reporting date and filed within 120 days after the end of each fiscal year and 60 days after each quarter.
9. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2024	581	17,008
Share-based payment transactions(1)	—	4
Balance at March 31, 2025	581	17,012
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On May 13, 2024, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allowed the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 29 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. The NCIB commenced on May 16, 2024 and will expire on the earlier of May 15, 2025 and the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. No common shares were purchased by Pembina during the three months ended March 31, 2025.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2024	93	2,164
Class A, Series 22 Preferred Shares redeemed	(1)	—
Part VI.1 tax	—	(3)
Balance at March 31, 2025	92	2,161
On January 8, 2025, Pembina redeemed all of the approximately one million issued and outstanding Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares") at a redemption price of $25.50 per Series 22 Class A Preferred Share, plus all accrued and unpaid dividends thereon. Pembina had announced its intention to redeem the Series 22 Class A Preferred Shares during the fourth quarter of 2024 and, as a result, the equity was reclassified as a financial liability of approximately $26 million for the total redemption price in that same quarter.
Pembina Pipeline Corporation First Quarter 2025 43

Dividends
The following dividends were declared and paid by Pembina:

3 Months Ended March 31
($ millions)	2025	2024
Common shares
Common share	401	367
Class A preferred shares
Series 1 Class A Preferred Share	4	4
Series 3 Class A Preferred Share	2	2
Series 5 Class A Preferred Share	4	3
Series 7 Class A Preferred Share	4	3
Series 9 Class A Preferred Share	2	2
Series 15 Class A Preferred Share	3	3
Series 17 Class A Preferred Share	3	2
Series 19 Class A Preferred Share	3	2
Series 21 Class A Preferred Share	6	5
Series 22 Class A Preferred Share	—	1
Series 25 Class A Preferred Share	4	4
	35	31
On May 8, 2025, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2025 of $0.71 per share to be paid on June 30, 2025, to shareholders of record on June 16, 2025.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on April 8, 2025 as outlined in the following table:

Series	Record Date	Payable Date	Dividend Amount ($ millions)
Series 1, 3, 5, 7, 9 and 21	May 1, 2025	June 2, 2025	23
Series 15, 17 and 19	June 16, 2025	June 30, 2025	8
Series 25	April 30, 2025	May 15, 2025	4
44 Pembina Pipeline Corporation First Quarter 2025

10. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2025					2024
3 Months Ended March 31	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	643	49	5	—	697	453	55	—	—	508
Fee-for-service(1)	141	24	39	—	204	123	24	27	—	174
Product sales(2)	1	—	1,257	—	1,258	—	—	830	—	830
Revenue from contracts with customers	785	73	1,301	—	2,159	576	79	857	—	1,512
Realized gain from derivative instruments	—	—	21	—	21	—	—	45	—	45
Unrealized gain (loss) from derivative instruments	—	—	9	—	9	—	—	(102)	—	(102)
Revenue from risk management and physical derivative contracts	—	—	30	—	30	—	—	(57)	—	(57)
Lease income	48	9	1	—	58	59	8	—	—	67
Shared service revenue(3) and other	11	8	4	12	35	2	4	—	12	18
Total external revenue	844	90	1,336	12	2,282	637	91	800	12	1,540
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $15 million of fixed fee income (2024: $16 million) related to shared service agreements with joint ventures.

b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended March 31, 2025			12 Months Ended December 31, 2024
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	1	298	299	1	158	159
Additions (net in the period)	6	20	26	—	49	49
Alliance/Aux Sable Acquisition	—	—	—	—	144	144
Revenue recognized from contract liabilities(1)	—	(18)	(18)	—	(44)	(44)
Disposition	—	—	—	—	(10)	(10)
Closing balance	7	300	307	1	297	298
Less current portion(2)	(7)	(40)	(47)	(1)	(42)	(43)
Ending balance	—	260	260	—	255	255
(1)    Recognition of revenue related to performance obligations satisfied in the period that were included in the opening balance of contract liabilities.
(2)    Represents cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, gas processing, terminalling, and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
Pembina Pipeline Corporation First Quarter 2025 45

11. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2025	2024
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	130	111
Subordinated hybrid notes	7	7
Leases	8	8
Interest income	(3)	(29)
Unwinding of discount rate	6	5
Loss in fair value of non-commodity-related derivative financial instruments	—	3
Foreign exchange losses and other	2	3
Net finance costs	150	108
12. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2024	620	8	13	641
Other comprehensive gain before hedging activities	2	—	—	2
Other comprehensive loss resulting from hedging activities, net of tax(1)	(1)	(8)	—	(9)
Balance at March 31, 2025	621	—	13	634
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate forward swaps (reported in Cash Flow Hedge Reserve) (Note 13), which expired on March 31, 2025. At March 31, 2025, the other comprehensive loss resulting from hedging activities for interest rate forward swaps includes a realized gain of $4 million that was reclassified to net finance costs (2024: $4 million realized gain).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
46 Pembina Pipeline Corporation First Quarter 2025

13. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a. Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
b. Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina's loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c. Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements. The fair value of long-term power purchase agreements is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
Pembina Pipeline Corporation First Quarter 2025 47

The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	March 31, 2025				December 31, 2024
	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	22	—	22	—	13	—	13	—
Financial liabilities carried at fair value
Derivative financial instruments(1)	162	—	44	118	159	—	42	117
Financial liabilities carried at amortized cost
Long-term debt(2)	12,492	—	12,449	—	12,656	—	12,649	—
(1)    At March 31, 2025, all derivative financial instruments are carried at fair value through earnings. At December 31, 2024, all derivative financial instruments are carried at fair value through earnings, except for $5 million in interest rate derivative financial assets that were designated as cash flow hedges and expired on March 31, 2025.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
Changes in fair value of the derivative net liabilities classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2025
Level 3 derivative net liability at January 1	(117)
Loss included in revenue from risk management and physical derivative contracts	(1)
Level 3 derivative liability asset at March 31	(118)
There were no transfers into or out of Level 3 during the three months ended March 31, 2025.
Gains and Losses from Derivative Instruments

	3 Months Ended March 31
($ millions)	2025	2024
Derivative instruments held at fair value through earnings
Realized gain
Commodity-related gain recorded in revenue from risk management and physical derivative contracts	(21)	(45)
Unrealized (gain) loss
Commodity-related (gain) loss recorded in revenue from risk management and physical derivative contracts	(9)	102
Foreign exchange loss recorded in net finance costs	—	3
Derivative instruments in hedging relationships
Interest rate loss (gain) recorded in other comprehensive income(1)	4	(2)
(1)    Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. As at March 31, 2025 the movement in other comprehensive income includes a realized gain of $4 million (2024: $4 million realized gain). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
48 Pembina Pipeline Corporation First Quarter 2025

14. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

	3 Months Ended March 31
($ millions)	2025	2024
PGI	63	73
Aux Sable(1)	—	32
Alliance(1)	—	4
Cedar LNG	4	3
Other(2)	—	1
Total services provided(3)	67	113
PGI	2	2
Alliance(1)	—	3
Total services received	2	5

As at ($ millions)	March 31, 2025	December 31, 2024
Trade receivables and other(4)	37	37
(1)    As of April 1, 2024, following the completion of the Alliance/Aux Sable Acquisition, Alliance and Aux Sable became consolidated subsidiaries of Pembina and, as such, are no longer related parties.
(2)    Other includes transactions with Grand Valley, ACG, and Greenlight
(3)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(4)    As at March 31, 2025, trade receivables and other includes $32 million due from PGI (December 31, 2024: $34 million), and $5 million due from Cedar LNG (December 31, 2024: $2 million).
Pembina Pipeline Corporation First Quarter 2025 49

15. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at March 31, 2025:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Transportation and processing(2)	10,879	78	70	704	10,027
Construction commitments(3)	377	375	2	—	—
Other commitments related to lease contracts(4)	475	45	91	87	252
Funding commitments, software, and other	47	15	24	8	—
Total contractual obligations	11,778	513	187	799	10,279
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 16 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 47 and 199 mbpd of NGL each year up to and including 2040. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2048.
(2)Pembina signed two transportation and processing related agreements relating to the Cedar LNG Project: (a) Liquefaction Tolling Services Agreement ("LTSA"); and, (b) Gas Supply Agreement ("GSA"). The LTSA is a 20-year take-or-pay fixed toll contract for 1.5 million tonnes per annum, while the GSA will allow for transport on the Coastal GasLink Pipeline of approximately 200 million cubic feet per day of Canadian natural gas to Cedar LNG. These commercial agreements account for approximately 50 percent of the operating capacity for the Cedar LNG Project and a total commitment of approximately $10.6 billion. These commitments are expected to commence upon the anticipated in-service date of the Cedar LNG Project in late 2028.
(3)Excludes projects that are executed by equity accounted investees.
(4)Relates to expected variable lease payments excluded from the measurement of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on its ownership interest. These contributions are determined and approved by the joint venture partners to fund operating budgets, growth capital, and significant projects development costs, including the Cedar LNG Project.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the Company applies significant judgment in estimating probable outcomes. As at March 31, 2025, there were no significant claims filed against Pembina for which management believes the resolution of any such actions or proceedings would have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2025, Pembina had $211 million (December 31, 2024: $209 million) in letters of credit issued.
50 Pembina Pipeline Corporation First Quarter 2025

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com